Nasdaq Regulation

 Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 30, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 14, 2025 The Nasdaq Stock Market (the "Exchange") received from Tidal Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Defiance Daily Target 2X Long DKNG ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi